EXHIBIT 13.3

Summarized Quarterly Financial Information

First West Virginia Bancorp, Inc.

Summarized Quarterly Financial Information

A summary of selected quarterly financial information follows:

2007	First Quarter
Total interest income	$3,379,956
Total interest expense	1,321,508
Net interest income	2,058,448
Provision for loan losses	—
Investment securities loss	(54,193)
Total other income	330,850
Total other expenses	1,864,452
Income before income taxes	470,653
Net income	415,396
Net income per share	0.27

2006	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total interest income	$3,361,053	$3,441,719	$3,518,234	$3,450,767
Total interest expense	1,122,867	1,147,188	1,288,661	1,383,746
Net interest income	2,238,186	2,294,531	2,229,573	2,067,021
Provision for loan losses	—	—	—	—
Investment securities gain (loss)	(106)	44,215	778	781
Total other income	327,055	338,524	368,824	353,068
Total other expenses	1,813,711	2,003,925	1,834,969	1,961,422
Income before income taxes	751,424	673,345	764,206	459,448
Net income	600,043	549,433	591,693	402,655
Net income per share	0.39	0.36	0.39	0.26

2005	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total interest income	$3,305,715	$3,271,283	$3,246,463	$3,304,796
Total interest expense	987,271	1,009,855	1,008,387	1,064,988
Net interest income	2,318,444	2,261,428	2,238,076	2,239,808
Provision for loan losses	90,000	90,000	—	—
Investment securities gain (loss)	77,856	2,390	38,309	(122)
Total other income	295,072	303,896	336,568	323,734
Total other expenses	1,930,503	1,857,371	1,823,928	1,839,623
Income before income taxes	670,869	620,343	789,025	723,797
Net income	545,728	510,783	613,555	592,199
Net income per share	0.36	0.33	0.40	0.39